Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

November 21, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Q3 All-Season Active Rotation ETF (the “Fund”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Raymond Be, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 223, filed on August 17, 2022 (Accession No. 0001580642-22-004163). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

ProspectuS

1.	With respect to the inclusion of the term “Q3” in the Fund’s name, please consider using Q3 Asset Management’s (the “Adviser”) full name to avoid confusion with terminology used to refer to fiscal quarters (e.g. Q1, Q2, Q3, Q4).

Response: The Trust has considered the Staff’s comment and respectfully declines to make the suggested revision to the Fund’s name.

The Trust wishes to note that, as was discussed with the Staff on October 5, 2022, in the amendment to the Trust’s Registration Statement to be filed reflecting the matters referenced herein (the “Amended Registration Statement”), the Trust will be revising the name of the Fund from the “Q3 Active Rotation ETF” to the “Q3 All-Season Active Rotation ETF.”

2.	With respect to portfolio turnover, given the expected frequency of trading, consider discussing in an appropriate location an estimate of the anticipated turnover, if possible.

Response: The Trust has considered the Staff’s comment and will include disclosure of the approximate amount of anticipated turnover. Please refer to the response to Comment #6 below for the revised principal investment strategy disclosure to be included in the Amended Registration Statement, which includes the following statement “The Fund will rotate into, and out of positions on a periodic basis, and the Fund’s portfolio is therefore expected to be traded frequently with annual portfolio turnover anticipated to be between 1000-1500%, which will result in increased transaction costs for the Fund and may adversely affect the Fund’s performance.”

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3.	In the first sentence of the Principal Investment Strategies section, it states, “Under normal circumstances, the Fund will invest in shares of other investment companies and similar products operating as exchange-traded funds (“ETFs”)…”. Please explain what “similar products” refer to.

Response: The Trust has considered the Staff’s comment and has determined to remove the reference to “similar products” from the referenced sentence. Please refer to the response to Comment #6 below for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

4.	“Portfolio Funds” is defined in the first sentence of the Principal Investment Strategies section. Please explain what “individual securities” refer to within the context of Portfolio Funds. If these are not funds, then use a different defined term other than “Portfolio Funds”.

Response: The Trust has considered the Staff’s comment and has determined to remove the reference to “individual securities” from the referenced sentence. Please refer to the response to Comment #6 below for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

5.	In the first sentence of the Principal Investment Strategies section, the last part of the first sentence states, “…according to the Adviser’s proprietary rules-based analytical approach, have exhibited recent relative performance strength.” Please explain what “recent relative performance strength” means. (i.e., Does this refer only to price? What factors/data do you use to determine relative strength? Also clarify what “recent” and “relative” mean.)

Response: Please refer to the response to Comment #6 below for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

6.	As written, the investment strategy does not inform investors sufficiently about the investment universe the Fund considers, how it selects investments within the universe, or construct the portfolio investments. You refer to a “proprietary rules-based analytical approach”, “relative strength of eligible investment options”, and “exhibiting relative total return performance strength retrospectively”, without explaining what you mean, how the concepts are used to make decisions, or what data and analyses you consider. Nor does your risk disclosure apprise investors of the risks of what appears to be a momentum focused strategy. Please substantially revise.

Response: The principal investment strategy disclosure in the Amended Registration Statement will be restated as follows:

Under normal circumstances, the Fund will invest primarily in shares of other investment companies, including exchange-traded funds (“ETFs”), open-end mutual funds, and closed-end funds (collectively, “Portfolio Funds”) across four category “sleeves”: core equity, active equity, bonds, and alternatives.

The Adviser establishes fixed target weightings for each sleeve based on the Adviser’s assessment of risk measures (including, without limitation, standard deviation and maximum loss), which weightings are periodically reviewed and may be changed overtime.

The Adviser selects investments within each sleeve according to the Adviser’s proprietary, rules-based analytical approach for identifying the Portfolio Funds that have exhibited recent relative performance strength. The Adviser measures performance strength by reviewing a Portfolio Fund’s price action over various recent periods generally spanning

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between one and nine months. Portfolio Funds within each sleeve’s investment universe are then ranked against each other based on their relative performance strength, and the Adviser selects the top-ranked Portfolio Funds within each sleeve’s investment universe for investment by the Fund, with each selected Portfolio Fund within a sleeve weighted equally. The Adviser evaluates the relative strength of eligible investment options on a weekly basis, though positions are generally held for at least 30 days. The Fund will generally hold positions in at least two Portfolio Funds within each sleeve, however the Adviser may determine from time to time to allocate some or all of the active equity, alternative and/or bond sleeve to cash or cash equivalent securities, including short-term debt securities, repurchase agreements and money market mutual fund shares (“Money Market Instruments”) depending on market conditions.

Each sleeve (core equity, active equity bonds, alternatives, bonds) has a separate investable universe of Portfolio Funds selected by the Adviser based on the Adviser’s assessment of factors including a Portfolio Fund’s historic returns, risks, liquidity profile, AUM, and other factors. The investment universe for the core equity sleeve is comprised of equity focused Portfolio Funds that are typically index-based and seek to replicate the performance of traditional equity “style boxes,” such as large/small/mid cap and growth/value. The investment universe for the active equity sleeve is comprised of equity focused Portfolio Funds with actively managed strategies such as smart-beta Portfolio Funds and Portfolio Funds that focus on particular sectors or sub-sectors of the economy or that focus on investment in international securities. The investment universe for the bonds sleeve is comprised of fixed-income Portfolio Funds across the fixed income landscape including Portfolio Funds that focus on: municipal securities, international bonds, corporate bonds, Treasury securities, and short-term fixed-income securities. The investment universe for the alternatives sleeve is comprised of Portfolio Funds that focus on asset classes that historically have had low correlation to both the equity and bond markets, including Portfolio Funds that focus on: currencies, commodities, precious metals, real estate (including real estate investment trusts (REITs)), and master limited partnerships (MLPs).

The Fund will rotate into, and out of positions on a periodic basis, and the Fund’s portfolio is therefore expected to be traded frequently with annual portfolio turnover anticipated to be between 1000-1500%, which will result in increased transaction costs for the Fund and may adversely affect the Fund’s performance.

Because the Fund will invest in the Portfolio Funds that the Adviser identifies as exhibiting relative strength, the Fund, at times, may have increased exposure to certain sectors of the economy when such sector(s) are exhibiting strong performance. During certain market conditions, notably those which the Fund deems to be relatively unattractive for equities the Fund may increase exposure to Portfolio Funds that the Adviser believes will aid in the preservation of capital. This may, at times, result in the Fund’s portfolio holding Portfolio Funds across both equities and fixed-income securities simultaneously. The Fund may indirectly invest in equity securities of all capitalization ranges and in debt securities of all credit qualities.

In addition, the following risk will be added as an additional Principal Investment Risk:

Momentum Style Risk. The Adviser employs a "momentum" style of investing for the Fund, which emphasizes investing in securities that have had higher recent price performance compared to other securities. This style of investing is subject to the risk that

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these securities may be more volatile than a broader cross-section of securities. Momentum can turn quickly, and investments that have previously exhibited price momentum may not continue to do so, may be considered overvalued, and may decline faster than other investments. The Fund may experience losses if momentum stops, reverses or otherwise behaves differently than predicted.

7.	In the first paragraph of the Principal Investment Strategies section, briefly explain what “global industry classification standard (“GICS”) sectors” are. To the extent known, indicate how the Fund’s portfolio will be allocated “e.g., will it be in one sector at any given time or multiple sectors). Keep in mind the Fund has a fundamental investment policy to not concentrate in any particular industry or group of industries.

Response: The revised principal investment strategy disclosure to be included in the Amended Registration Statement will not refer to the GICS sectors. The Fund confirms that it has a fundamental investment policy not to concentrate in a single industry or group of industries. Please refer to the response to Comment #6 above for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

8.	To the extent known, provide a range of the possible portfolio turnover and disclose the possible impact on Fund returns.

Response: The Trust has considered the Staff’s comment and will include disclosure of the approximate amount of anticipated turnover and the possible impact on Fund returns. Please refer to the response to Comment #6 above for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

9.	In the second paragraph of the Principal Investment Strategies section, it states, “The Fund will invest in those areas of the market that the Adviser identifies as exhibiting relative total return performance strength retrospectively in both the near and long-term.” Please explain what “as exhibiting relative total return performance strength retrospectively in both the near and long-term” means. Consider using a simpler term than retrospectively. Clarify what the Adviser considers “near” and “long-term”.

Response: Please refer to the response to Comment #6 above for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

10.	“The Fund may indirectly invest in equity securities of all capitalization ranges and in debt securities of all credit qualities.” Please clarify in light of the reference noted above to “individual securities.”

Response: The Trust will remove the reference to individual securities. Please refer to the response to Comment #6 above for the revised principal investment strategy disclosure to be included in the Amended Registration Statement.

11.	With regards to the “Quantitative Model Risk” disclosure, if material, consider addressing the potential for model decay over time. If the model relies on speed, for example in the data feed or trade execution, consider addressing those related risks as well.

Response: The Trust has considered the Staff’s comment and Trust management has discussed the Staff’s comment with the Fund’s Adviser. The Adviser has confirmed that its model does not materially rely on speed. The Trust will update the Quantitative Model Risk in Item 4 as follows (added language underlined):

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Quantitative Model Risk. Quantitative models used by the Adviser may not effectively identify distinct market states and may cause the Fund to underperform other investment strategies. Flaws or errors in the Adviser’s quantitative model’s assumptions, design, execution, or data inputs, or changes in historical trends may adversely affect Fund performance. Quantitative models may not perform as expected and may underperform in certain market environments including in stressed or volatile market conditions. There can be no assurance that the use of quantitative models will enable the Fund to achieve its objective.

The Trust will update the Quantitative Model Risk in Item 9 as follows (added language underlined):

Quantitative Model Risk. The Adviser expects to use investment techniques that incorporate, or rely upon, quantitative models. Quantitative models used by the Adviser may not effectively identify purchases and sales of Fund investments or distinct market states and may cause the Fund to underperform other investment strategies for short or long periods of time. Performance will depend upon the quality and accuracy of the assumptions, theories and framework upon which a quantitative model is based. The success of a quantitative model will depend upon the model’s accurate reflection of market conditions, with proper adjustments as market conditions change over time. Changes in historical trends incorporated into the model’s assumptions may adversely affect Fund performance. Adjustments, or lack of adjustments, to the models, including as conditions change, as well as any errors or imperfections in the models, could adversely affect Fund performance. Quantitative model performance depends upon the quality of its design and effective execution under actual market conditions. Even a well-designed quantitative model cannot be expected to perform well in all market conditions or across all time intervals. Quantitative models may underperform in certain market environments including stressed or volatile market conditions. Effective execution may depend, in part, upon subjective selection and application of factors and data inputs used by the quantitative model. Discretion may be used by the Adviser when determining the data collected and incorporated into a quantitative model. Shareholders should be aware that there is no guarantee that any specific data or type of data can or will be used in a quantitative model. The Adviser may also use discretion when interpreting and applying the results of a quantitative model, including emphasizing, discounting or disregarding its outputs. It is not possible or practicable for a quantitative model to factor in all relevant, available data. There is no guarantee that the data actually utilized in a quantitative model will be the most accurate data available or be free from errors. There can be no assurance that the use of quantitative models will enable the Fund to achieve its objective.

Thank you for your comments. Please contact me at (513) 326-3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

Khimmara Greer

Secretary of the Trust

cc:        David James at Ultimus Fund Solutions

Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton LLP

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